UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Evolving Systems, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

30049R100
(CUSIP Number)

Karen Singer
212 Vaccaro Drive
Cresskill, NJ 07626
(201) 750-0415
(Name, Address and Telephone Number
of Person Authorized to Receive Notices and Communications)

February 25, 2008
(Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box:  ☐
     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	30049R100	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) KAREN SINGER

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES

	7	SOLE VOTING POWER

NUMBER OF		3,092,528

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		–0–

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,092,528

WITH	10	SHARED DISPOSITIVE POWER

–0–

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,092,528

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) N/A

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.0%

14	TYPE OF REPORTING PERSON

IN

Item 1. Security and Issuer.
     This Statement on Schedule 13D (“Schedule 13D”) relates to the common stock (the “Common Stock”) of Evolving Systems, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 9777 Pyramid Court, Suite 100, Englewood, Colorado 80112. The total number of shares of Common Stock reported as beneficially owned in this Schedule 13D is 3,092,528, which constitutes approximately 16.0% of the total number of shares of Common Stock outstanding.
Item 2. Identity and Background.
     This Schedule 13D is being filed by Karen Singer, whose principal place of business is 212 Vaccaro Drive, Cresskill, New Jersey 07626. Ms. Singer has sole dispositive and voting power with respect to the shares of the Issuer reported above as the trustee of Singer Children’s Management Trust (the “Trust”). Ms. Singer’s principal occupation is investing assets held in the Trust. Ms. Singer is a citizen of the United States.
     During the last five years, Ms. Singer has not been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.
     Ms. Singer is the trustee of the Trust, which was created pursuant to Trust Agreement, dated May 29, 1998 (the “Trust Agreement”). All of the shares of the Issuer reported above were purchased by funds generated and held by Trust. The aggregate amount of funds used for the purchase of these shares was $5,829,441.00.

Item 4. Purpose of the Transaction.

     The shares of the Issuer covered by this Schedule 13D, which were acquired by Ms. Singer for investment purposes, consisted of 500,000 shares of Common Stock of the Issuer resulting from the conversion of Series B Redeemable Convertible Preferred Stock of the Issuer.
     Ms. Singer has also entered into a Standstill Agreement in the form filed as Exhibit 99.1 to this Schedule 13D (the “Standstill Agreement”), by and between the Issuer and Ms. Singer which provided for (i) a waiver of the applicability of the provisions of Section 203 of the Delaware General Corporation Law (“Section 203”) and (ii) the right of Ms. Singer to nominate two persons (the “Nominees”) to the Board of Directors of the Issuer.
     Pursuant to the terms of the Standstill Agreement, for the period (the “Standstill Period”) from and after the date of the appointment of the Nominees to the Board of Directors of the Issuer until eighteen months after the date of such appointment, Ms. Singer has agreed to cause all shares of voting capital stock of the Issuer owned by her and her affiliates and associates (collectively, with Ms. Singer, the “Singer Group”) (i) to be present for quorum purposes at any stockholder meeting held during the Standstill Period and (ii) to vote in favor of the Issuer’s nominees for directors at any meeting of stockholders of the Issuer at which directors are to be elected. In addition, the Singer Group has agreed to vote in favor of any matter brought before a stockholder meeting held during the Standstill Period upon the recommendation of the Board of Directors of the Issuer by a two-thirds vote of those members voting.
     The Standstill Agreement also provides that, during the Standstill Period, no member of the Singer Group shall, without the prior written consent of the Issuer, directly or indirectly solicit, request, advise, assist or encourage others (other than exercising their rights to vote their respective shares at an annual or special meeting of the stockholders of the Issuer, in each instance in compliance with the terms of the Standstill Agreement), to:
(a) effect, seek or offer or propose (whether publicly or otherwise) to effect, or cause or participate in or in any way solicit or assist any other person to effect or seek, offer or propose (whether publicly or otherwise) to effect or participate in,
(i)	any acquisition of any assets of the Issuer or any of its subsidiaries;

(ii)	any tender or exchange offer, merger or other business combination involving the Issuer or any of its subsidiaries;

(iii)	any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Issuer or any of its subsidiaries; or

(iv)	any “solicitation” of “proxies” (as such terms are used in the proxy rules promulgated by the Securities and Exchange Commission) or consent to vote any voting securities of the Issuer;
(b) form, join, encourage, influence, advise or in any way participate in a “group” (as defined under the Securities Exchange Act of 1934);
(c) except as otherwise expressly provided in the Standstill Agreement, otherwise act, alone or in concert with others, to seek to control or influence the management, the Board of Directors or policies of the Issuer;
(d) except as provided in the Standstill Agreement, nominate any person as a director of the Issuer or propose any matter to be voted on by stockholders of the Issuer; or
(e) take any action which would reasonably be expected to force the Issuer to make a public announcement regarding any types of matters set forth in (a) above; or
(f) enter into any discussions or arrangements with any third party with respect to any of the foregoing.
The items described in items (a) through (f) directly above shall be defined herein as the “Acts.”
     The Standstill Agreement further provides that, notwithstanding the above-described provisions of the Standstill Agreement relating to the Acts, if any third party (other than as a result of the direct or indirect solicitation by any member of the Singer Group (as defined in the Standstill Agreement)) seeks to participate in, or assist any other person to participate in, any of the Acts, as long as any member of the Singer Group provides at least 15 calendar days’ advance notice to the Chief Executive Officer of Issuer of such member’s intention to communicate with the third party or the Board of the Issuer, such member of the Singer Group shall be free to communicate directly with the Board of the Issuer and/or such third party on a confidential, non-public basis in all respects about the Acts, including, without limitation, either in support of or in opposition to the Acts.
     In connection with the Standstill Agreement, the Board of Directors agreed to expand the size of the Board from seven to nine members. As provided in the Standstill Agreement, subject to each Nominee meeting qualification requirements and NASDAQ requirements for independence, one of the Nominees will be appointed to serve in the Class of Directors whose term expires at the 2008 Annual Meeting of Stockholders and will be nominated for re-election at the 2008 Annual Meeting of Stockholders. Under the Standstill Agreement, the second Nominee will be appointed to serve until the 2010 Annual Meeting of Stockholders.
     The actions described above could relate to or result in one or more of the matters referenced to in paragraphs (a) through (j) of Item 4 of Schedule 13D. Ms. Singer reserves the right, subject to the terms of the Standstill Agreement, to take any and all actions permitted by applicable law that she may deem appropriate to maximize the value of her investments in light of her general investment policies, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer.
Item 5. Interest in Securities of the Issuer.

     (a) Ms. Singer is the beneficial owner of 3,092,528 shares of Common Stock of the Issuer as trustee of the Trust, comprising approximately 16.0% of the outstanding shares of Common Stock of the Issuer.
     (b) Ms. Singer has sole dispositive and voting power over all of the shares of Common Stock of the Issuer reported on this Schedule 13D.
     (c) Over the past sixty days, Ms. Singer has effected the following transactions in shares of Common Stock of the Issuer on the open market:

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		No. of
Transaction	Trade date	Shares	Price/share
Purchase	1/9/2008	400,000	2.30
Purchase	1/9/2008	2,200	2.13
Purchase	1/9/2008	6,792	2.15
Purchase	1/10/2008	9,701	2.1297
Purchase	1/11/2008	2,900	2.17
Purchase	1/16/2008	142,000	2.25
Purchase	1/17/2008	103,000	2.18
Purchase	1/17/2008	50,593	2.15
Purchase	1/24/2008	3,200	2.0973
Purchase	1/25/2008	14,000	2.14
Purchase	1/28/2008	3,450	2.0493
Purchase	2/26/2008	500,000	2.04

     (d) No person other than Ms. Singer has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the reported securities.
     (e) Not applicable.
Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
As more specifically described in Item 4 hereto, Ms. Singer entered into the Standstill Agreement with the Issuer which (i) granted the Singer Group a waiver of the applicability of the provisions of Section 203 in connection with the Purchase, and (ii) granted Ms. Singer the right to cause the Nominees nominated by her to be appointed to the Board of Directors of the Issuer.
Item 7. Material to be Filed as Exhibits.

Exhibit 99.1-	Standstill Agreement, dated as of February 25, 2008, by and between Evolving Systems, Inc. and Karen Singer, as Trustee of the Singer Children’s Management Trust. (Filed as Exhibit Number 10.2 to Form 8-K by Evolving Systems, Inc. with the Securities and Exchange Commission on February 27, 2008 and incorporated herein by reference).

SIGNATURES

     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Dated: February 28, 2008

/s/ Karen Singer
Karen Singer

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